UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Publicly-held Company
Corporate Taxpayer's ID (CNPJ) 60.746.948/0001-12

Notice to Stockholders

Payment of Complementary Dividends

The Board of Executive Officers of Banco Bradesco S.A., in a meeting held today, decided to propose to the Board of Directors, which shall resolve on a meeting on March 5th, 2007, the payment to the Company’s stockholders of Complementary Dividends, to the Interest on Own Capital and Dividends related to the fiscal year 2006, in the amount of R$0.038062452 per common stock and R$0.041868697 per preferred stock, benefiting the stockholders registered in the Bank’s books on that date (March 5th, 2007).

Upon approval of the proposal, the payment of the declared amount will be made on March 15th, 2007, with no Withholding Income Tax, under the terms of the Article 10 of Law # 9,249/95.

The Dividends related to the stocks under custody at CBLC - Brazilian Company and Depository Corporation will be paid to CBLC which will transfer them to the stockholders through its Custody Agents.

Cidade de Deus, Osasco, SP, February 22nd, 2007

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

  Please contact Mr. Jean Philippe Leroy, phone - 55 11 2178-6229, e-mail - 4823.jean@bradesco.com.br or Mrs. Édina Rosária dos Santos, phone 55 11 2178-6203, e-mail - 4823.edina@bradesco.com.br, should you have any questions or require further information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22nd, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.